ILM SENIOR LIVING, INC.
                           28 State Street, Suite 1100
                           Boston, Massachusetts 02109

                                                June 17, 1998

Dear Shareholder:

      You will be receiving materials shortly (if you have not already received them) from Redwood Investors, LLC, a Delaware limited liability company ("Redwood"), offering (the "Offer") to purchase up to 700,000 shares (the "Shares") (approximately 9.31%) of the issued and outstanding shares of common stock (the "Common Stock") of ILM Senior Living, Inc. (the "Company") at a purchase price of $7.00 per Share (the "Offer Price"). Enclosed is a copy of the Company's Statement on Schedule 14D-9 which was filed with the Securities and Exchange Commission and sets forth the Company's response to the Offer.

      THE BOARD OF DIRECTORS BELIEVES THAT THE PURCHASE PRICE OF $7.00 PER SHARE IS FINANCIALLY INADEQUATE RELATIVE TO THE UNDERLYING NET ASSET VALUE OF YOUR SHARES AND THAT REDWOOD IS INTERESTED IN PAYING THE LOWEST POSSIBLE PRICE FOR YOUR SHARES, IN ORDER TO MAXIMIZE ITS PROFITS AT YOUR EXPENSE. WE BELIEVE THAT BY ACCEPTING REDWOOD'S OFFER FOR YOUR SHARES, YOU WILL NOT BE ABLE TO FULLY REALIZE THE VALUE OF YOUR SHARES.

      The Company engaged the investment banking firm of Schroder & Co. Inc. ("Schroders") to render its opinion to the Company's Board of Directors as to the fairness of the Offer Price from a financial point of view. On June 17, 1998, Schroders rendered its opinion to the effect that, as of the date of such opinion, the Offer Price is inadequate, from a financial point of view, to the shareholders of the Company.

      References in this letter to Schroders' opinion are qualified in their entirety by reference to the full text of Schroders' opinion letter which is annexed to the Schedule 14D-9 which accompanies this letter. Shareholders should read Schroders' opinion letter in its entirety for information with respect to the procedures followed, assumptions made, matters considered and limitations on the review undertaken by Schroders in rendering its opinion. Schroders' opinion was provided at the request and for the information of the Board of Directors in evaluating the Offer Price and does not constitute a recommendation as to any action any shareholder should take or refrain from taking in connection with the tender offer or any aspect thereof or alternatives thereto. Specifically, Schroders' opinion does not constitute a recommendation that any shareholder not tender stock and should not be relied on by any shareholder as such. In rendering its opinion, Schroders was not engaged as an agent or fiduciary of the shareholders of the Company and Schroders' opinion does not confer any rights or remedies upon the shareholders.

      The Company shall pay Schroders a mutually agreed upon fee not in excess of the fees customarily paid for similar services. The Company also agreed to reimburse Schroders' for its out-of-pocket expenses and to indemnify Schroders against certain expense and liabilities in connection with its engagement.

      Schroders previously had been retained by the Company as its financial advisor (the "Engagement") in connection with an examination of various alternatives for maximizing shareholder values, and in connection therewith any sale of the Company to a third party which the Company may determine to pursue. Contingent upon the consummation of such a transaction, the Company agreed to pay to Schroders a customary success fee. Schroders is an internationally recognized investment banking firm with experience in the valuation of companies and their securities in connection with mergers, acquisitions, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The extensive experience of Schroders' health care investment banking group in providing corporate finance and advisory services to companies in the long-term care industry and, more specifically, to the Company were the significant factors in the Company's decision to select Schroders to render its opinion in connection with the Offer.

      As reported in its quarterly reports, the Company is implementing several programs which are designed to further increase cash flow and value for the shareholders. As a result, the Company expects to achieve further dividend increases during the current fiscal year.

      Before making a decision to tender your Shares to Redwood, you should carefully read the enclosed Schedule 14D-9 in its entirety and consider all the information that we have previously provided to you, including our most recent quarterly report. Bear in mind especially the following:

      o The Offer Price offered by Redwood is inadequate from a financial point of view based on the Schroders opinion.

      o Redwood did not retain an independent person to evaluate or render any opinion with respect to the fairness of the Offer Price or the terms of the Offer.

      o The Offer Price offered by Redwood is significantly below the 1996 year-end estimated net asset valuation that was prepared by PaineWebber Properties Incorporated of $9.41 per Share. This estimated net asset value is based on the Company's interests in its real estate investments and was reviewed by an independent appraiser. Although this valuation is not recent, based on the improved financial performance of the Company as described below, the Company believes that the Share value has increased since the PaineWebber valuation. Even taking into account that this is an estimate and is not necessarily indicative of the amount you would receive upon a liquidation of the Company's assets, Redwood's Offer Price of $7.00 per Share is so significantly below this estimate that we believe that the Offer Price is inadequate.

      o The Purchaser's Offer Price is also lower than recent secondary market resale prices. According to information cited in Redwood's Offer to Purchase, the Company's Shares were sold between March 1, and April 30, 1998 at a high of $8.82, a low of $7.00 and a weighted average of $8.70. Because these numbers are based on only 6,570 Shares being traded in 7 transactions, prices obtained from such secondary market transactions, may not reflect a current estimated value of the Shares nor what shareholders would receive upon liquidation of the Company.

      o Shareholders who sell their Shares to Redwood will be foregoing the possibility of participating in any future dividends or other distributions from the Company or in any appreciation in the value of the Shares, even though there can be no assurance that Redwood will pay for the Shares on a timely basis.

      o Other options may be available to you if you are interested in selling your Shares. To sell your Shares, you should contact a registered securities broker who may assist you in listing your Shares for sale on a secondary resale market. There can, however, be no assurance as to whether, when or at what price you will be able to sell your Shares through a secondary market resale.

      You should weigh these factors against the following:

      - If you need immediate liquidity, a sale of your Shares to Redwood may be your fastest means of liquidating your investment because there is no public market for the Shares and there are very few trades.

      - Continuing to hold the Shares subjects you to the risk of loss or decrease in value of your investment. The Company is subject to, among other things, the risks related to the health care industry and the risks resulting from pending litigation which, although the Company believes these claims are without merit and is appealing certain decisions, nevertheless such litigation could affect the value of the Shares.

      The Company has achieved increases in cash flow and value for ILM shareholders during fiscal year 1997:

      o     Property revenues were up by more than 5%;

      o Cash flow from the properties after capital expenditures improved by more than 5%;

      o Property management fees were 2% lower than the fees for the previous year;

      o The dividend rate has been increased by 15% since the end of fiscal year 1996.

      Please consider all of the factors discussed in this letter before deciding how to respond to the Offer. On balance your Board of Directors recommends that you not tender your Shares to Redwood pursuant to the Offer.

      If you tender your Shares according to the agreement of sale which you would be entering into with Redwood, all dividend payments and distributions following May 1, 1998 will be payable to Redwood even though you may not receive full payment from Redwood for your Shares until a later date. You should consult your personal tax and legal advisors as to your personal situation prior to accepting the Offer and tendering your Shares. No action regarding the Offer is necessary if you wish to retain your Shares.

      Your Board of Directors will continue to act in the manner that it believes is in the best interests of the Company and the shareholders. We encourage you to call our Information Agent, D.F. King & Co. Inc., at 800-431-9629, with any questions you may have.

                                          Sincerely,


                                          The Board of Directors of
                                          ILM Senior Living, Inc.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

            Solicitation/Recommendation Statement Pursuant to Section
                 14(d)(4) of the Securities Exchange Act of 1934

                            -------------------------

                             ILM SENIOR LIVING, INC.
                            (Name of Subject Company)

                            -------------------------

                             ILM SENIOR LIVING, INC.
                     (Name(s) of Person(s) Filing Statement)

                      Shares of Common Stock $.01 Par Value

                         (Title of Class of Securities)

                            -------------------------

                                      None

                      (CUSIP Number of Class of Securities)

                            -------------------------

                                Lawrence A. Cohen
                      President and Chief Executive Officer
                             ILM Senior Living, Inc.
                           28 State Street, Suite 1100
                                Boston, MA 02109
                                 (888) 257-3550

            (Name, Address and Telephone Number of Persons Authorized
             to Receive Notices and Communications on Behalf of the
                           Person(s) Filing Statement)

                            -------------------------

                                 With a copy to:

                              Judith D. Fryer, Esq.
                Greenberg Traurig Hoffman Lipoff Rosen & Quentel
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

Item 1. Security and Subject Company.

      This Schedule 14D-9 (the "Statement") relates to shares of common stock, $.01 par value per share (the "Common Stock"), of the subject company, ILM Senior Living, Inc., a Virginia corporation (the "Company"). The address of the principal executive offices of the Company is 28 State Street, Suite 1100, Boston, Massachusetts 02109.

Item 2. Tender Offer of the Bidder.

      This Statement relates to an unsolicited tender offer disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), dated June 4, 1998, filed by Redwood Investors, LLC, a Delaware limited liability company (the "Purchaser"), to purchase up to 700,000 outstanding shares of Common Stock (the "Shares") representing approximately 9.31 percent of the outstanding shares of Common Stock, at a price of $7.00 per share (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in an Offer to Purchase dated June 4, 1998 (the "Offer to Purchase") and the related cover letter and agreement of sale, as each may be supplemented or amended from time to time (which together constitute the "Offer"). The Offer to Purchase states that the Purchaser was organized for the purpose of acquiring the Shares pursuant to the Offer. The Manager of the Purchaser is Arlen Capital, LLC, a California limited liability company (the "Manager"), which is controlled by its two members, Don Augustine and Lynn T. Wells. None of the Purchaser, its Manager or their affiliates are affiliated with the Company. The Offer to Purchase states that the address of the principal executives offices of the Purchaser and its Manager is 1650 Hotel Circle North, Suite 200, San Diego, California 92108.

Item 3. Identity and Background.

      (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

      (b)(1) Certain contracts, agreements, arrangements, or understandings between the Company and its executive officers, directors or affiliates are described in the sections entitled "Related Transactions" and "Compensation of Directors and Executive Officers" on pages 9-11 of the Company's Proxy Statement for the Annual Meeting of Shareholders (the "Annual Meeting") to be held on July 7, 1998 (the "Proxy Statement"). A copy of the relevant portions of the Proxy Statement is filed as Exhibit 1 hereto and the portions of such Proxy Statement referred to above are incorporated herein by reference.

      (2) To the best knowledge of the Company, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company, its executive officers, directors or affiliates, on the one hand, and the Purchaser, the Manager, or the executive officers, directors or affiliates of either the Purchaser or the Manager, on the other hand.

Item 4. The Solicitation or Recommendation.

      (a) At a meeting of the Board of Directors of the Company (the "Board") held on June 16, 1998 (the "June 16 Meeting"), the Board carefully considered the Company's business, financial condition and prospects, the terms and conditions of the Offer and other matters, including presentations by its legal and financial advisors.

            At the June 16 Meeting, the members of the Board unanimously concluded, among other things, that the Offer is inadequate and not in the best interests of the Company and its shareholders.

Accordingly, the Board unanimously recommends that the Company's shareholders reject the Offer and not tender their Shares pursuant to the Offer.

      (b) In reaching the conclusions referred to in Item 4(a), the Board took into account numerous factors, including but not limited to the following:

            (i) The opinion of Schroder & Co. Inc. ("Schroders"), the Company's financial advisor, that the Offer Price is inadequate, from a financial point of view, to the shareholders (the "Schroders Opinion"). Such opinion is based on various assumptions and subject to various limitations as discussed in the opinion. A copy of the Schroders Opinion is attached hereto as Exhibit 3 and is incorporated herein by reference. Shareholders are urged to read the Schroders Opinion carefully in its entirety.

            (ii) The Board considered, among other things, the business, financial condition, prospects and current business strategy of the Company, and the nature of the Company's properties and concluded that the Offer does not reflect the underlying net asset value of the Shares. In this regard, the Board particularly considered the fact that the Company has achieved increases in cash flow and value for the Company's shareholders during fiscal year 1997:

            O The Company's property revenues were more than 5% higher than the prior year.

            O Cash flow from the Company's properties after capital expenditures improved by more than 5% from the prior year.

            O Property management fees were 2% lower than the fees for the prior year.

            O The Company's dividend rate has been increased by 15% since the end of fiscal year 1996.

            (iii) All dividend payments and distributions by the Company from May 1, 1998 and later will be payable to the Purchaser rather than the tendering shareholders who otherwise would be entitled to such payment.

            (iv) The Offer Price is lower than recent secondary market resale prices of the Shares.

            (v) There are other options available to shareholders who are interested in selling their Shares.

            (vi) As previously disclosed by the Company in its Annual Report on Form 10-K for the fiscal year ended August 31, 1997 (the "Form 10-K"), the Company is continuing to review various transactions in order to enhance shareholder equity, including mergers and other business combinations which, based on evaluations of its financial advisor, would provide greater value to the Company's shareholders than the Offer Price under the Offer.

            (vii) The Offer is subject to conditions which are in the discretion of the Purchaser, and can be changed.

            (viii) The Offer Price offered by the Purchaser is significantly below the 1996 year-end estimated net asset valuation of $9.41 per Share that was prepared by PaineWebber Properties Incorporated.

            The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive but includes all material factors considered by the Board. The Board did not assign relative merits to the foregoing factors or determine that any factor was of particular importance, and individual directors may have given differing weights to different factors. Rather, the Board viewed its position and recommendation as being based on the totality of the information presented to and considered by it.

Item 5. Persons Retained, Employed or to Be Compensated.

            The Company has retained Schroders as the Company's financial advisor in connection with the evaluation of and response to the Offer and other matters arising in connection therewith. In addition, the Company has retained D.F. King & Co., Inc. ("D.F. King") to assist the Company in connection with its communications with shareholders with respect to, and to provide other services to the Company in connection with, the Offer.

      (a) Schroders & Co. Inc.

            Pursuant to a letter agreement dated June 16, 1998 which confirms arrangements made on June 11, 1998 (the "Letter Agreement"), the Company retained Schroders as its financial advisor with respect to the Offer and such engagement is limited to Schroders rendering an opinion with respect thereto. Pursuant to the Letter Agreement, the Company shall pay to Schroders a mutually agreed upon fee not in excess of the fees customarily paid for similar services (the "Advisory Fee").

            The Company has also agreed to reimburse Schroders for all reasonable out-of-pocket expenses, including the fees and disbursements of legal counsel arising in connection with its engagement by the Company. In addition, the Company has agreed to indemnify Schroders against certain liabilities, including liabilities under the federal securities laws.

            The Company previously engaged Schroders (the "Engagement") as its financial advisor in connection with an examination of various alternatives for maximizing shareholder values, and in connection with any sale of the Company to a third party, which the Company determines to pursue. Contingent upon the consummation of such a transaction, the Company agreed to pay Schroders a customary success fee. The Advisory Fee will not be credited against any fees payable to Schroders pursuant to the Engagement.

      (b) D.F. King & Co., Inc.

            The Company has also retained D.F. King to assist the Company in connection with its communications with shareholders with respect to, and to provide other services to the Company in connection with, the Offer. The Company will pay D.F. King reasonable and customary compensation for its services and will reimburse D.F. King for its reasonable out-of-pocket expenses incurred in connection therewith. In addition, D.F. King has been engaged to solicit proxies for voting at the Company's 1998 Annual Meeting for a fee of approximately $5,000.

            Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to shareholders on its behalf concerning the Offer.

Item 6. Recent Transactions and Intent with Respect to Securities.

      (a) To the best of the Company's knowledge, no transaction in the Common Stock has been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

      (b) To the best of the Company's knowledge, none of the Company's executive officers, directors, affiliates or subsidiaries presently intends to tender to the Purchaser pursuant to the Offer or sell any shares of Common Stock that are held of record or beneficially owned by such persons, but rather such persons presently intend to continue to hold such securities.

Item 7. Certain Negotiations and Transactions of the Subject Company.

      (a) The Company had been considering a merger of the Company and its affiliate, ILM II Senior Living, Inc. ("ILMII"), and other business combinations prior to commencement of the Offer and continues to consider alternative structures for enhancing shareholder value. Such alternative structures could also include a reorganization, strategic acquisition or transfer of assets or stock. Pursuant to the Engagement, Schroders is serving as the Company's financial advisor in connection with this analysis and Schroders has performed in depth analysis of such alternatives. The Company has stated in the Form 10-K that the Company has not fully evaluated any of these alternatives and is not in a position at this time to recommend any actions to the shareholders.

            Except as contemplated by the prior paragraph, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in:

            (1) An extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company;

            (2) A purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;

            (3) A tender offer for or other acquisition of securities by or of the Company; or

            (4) Any material change in the present capitalization or dividend policy of the Company.

      (b) The Company has not entered into any transaction, board resolution, agreement in principle or signed contract in response to the Offer which relates to or would result in one or more of the matters referred to in Item 7(a)(1),
(2), (3) or (4).

Item 8. Additional Information to Be Furnished.

      (a) Articles of Incorporation and By-laws.

            The Company's Articles of Incorporation and By-laws restrict any single shareholder from holding more than 9.8 percent of the Company's total outstanding shares of Common Stock, unless the person acquiring such "excess shares" provides the independent directors of the Company's Board with evidence that the Company's qualification as a Real Estate Investment Trust will not be jeopardized.

      (b) Virginia Affiliated Transactions Statute.

            The Virginia affiliated transactions statute (Article 14, Va. Code Sec. 13.1-725 et seq.) (the "Virginia Affiliated Transactions Statute") is not expected to affect the Purchaser's Offer because the Purchaser is seeking to acquire less than 10% of the outstanding shares of Common Stock and, with one exception, the Company's By-Laws restrict ownership of more than 9.8% of the Company's outstanding shares of Common Stock by one investor. Nevertheless, were the Purchaser and its affiliates to acquire more than 10% of the Company's outstanding Common Stock, the Virginia Affiliated Transactions Statute, could have the effect of significantly delaying the Purchaser's ability to acquire the entire equity interest in the Company.

            In general, the Virginia Affiliated Transactions Statute prevents the Company from engaging in any "affiliated transaction" (defined as a variety of transactions, including mergers, as set forth below) with any "interested shareholder" (defined generally as a person who "beneficially owns" (as such term is defined in the Virginia Affiliated Transactions Statute) more than ten percent (10%) of any class of the Company's outstanding voting shares or an "affiliate" or "associate" (as such terms are defined in the Virginia Affiliated Transactions Statute) of the Company and at any time within the preceding three years was an interested shareholder of the Company) for three years following the date such person became an interested shareholder (the "determination date") unless such transaction is approved by the affirmative vote of a majority (but not less than two) of the "disinterested directors" of the Board of Directors of the Company and by the affirmative vote of the holders of two-thirds of the voting shares other than shares beneficially owned by the interested shareholder. For purposes of the Virginia Affiliated Transactions Statute, a "disinterested director" means with respect to any interested shareholder (i) any member of the Board of Directors of the Company who was a member of the Board of Directors before the later of January 1, 1988 and the determination date, and (ii) any member of the Board of Directors of the Company who was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the disinterested directors then on the Board.

            The Virginia Affiliated Transactions Statute provides that during the three-year period following the date a person becomes an interested shareholder, the Company may not merge with an interested shareholder or with any other corporation that immediately after the merger would be an "affiliate" (as such term is defined in the Virginia Affiliated Transactions Statute) of any interested shareholder that was an interested shareholder immediately before the merger. In addition, during this three-year period, the Company may not engage in certain other transactions, including, without limitation, (i) any share exchange pursuant to Sec. 13.1-717 of the Virginia Stock Corporation Act in which an interested shareholder acquires voting shares of the Company or any of its subsidiaries, (ii) except for transactions in the ordinary course of business, any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any interested shareholder of any assets of the corporation or of any of its subsidiaries having an aggregate market value in excess of five percent (5%) of the Company's consolidated net worth as of the date of the most recently available financial statements, or any guaranty by the Company or any of its subsidiaries of indebtedness of any interested shareholder in an amount in excess of five percent (5%) of the Company's consolidated net worth as of the date of the most recently available financial statements, (iii) the sale or other disposition by the Company or any of its subsidiaries to an interested shareholder (in one transaction or in a series of transactions) of any voting shares of the Company or any of its subsidiaries having an aggregate fair market value in excess of five percent (5%) of the aggregate fair market value of all outstanding voting shares of the Company as of the determination date except pursuant to a share dividend or the exercise of rights or warrants distributed or offered on a basis affording substantially proportionate treatment to all holders of the same class or series of voting shares, (iv) the dissolution of the Company if proposed by or on behalf of an interested shareholder, or (v) any reclassification of securities, including any reverse stock split, or recapitalization of the Company, or any merger of the Company with any of its subsidiaries or any distribution or other transaction, whether or not with or into or otherwise involving an interested shareholder, which has the effect, directly or indirectly (in one transaction or a series of transactions), of increasing by more than five percent (5%) the percentage of the outstanding voting shares of the Company or any of its subsidiaries beneficially owned by any interested shareholder.

            According to the Offer to Purchase, the Purchaser beneficially owns less than 1% and is seeking to acquire approximately 9.31% of the total number of shares of Common Stock outstanding as of June 4, 1998. Although the Purchaser has stated in the Offer to Purchase that it does not have any present plans or intentions to effect a change in management or any plans with respect to a liquidation, sale of assets or refinancing of the Company's properties, it also states that the Purchaser and its affiliates may acquire additional shares of Common Stock. If the Purchaser makes any acquisition of shares of Common Stock that causes it to become an interested shareholder without approval by a majority of the disinterested directors prior to the Purchaser's determination date or if the Purchaser proposes a merger not approved by the affirmative vote of a majority (but not less than two) of the disinterested directors of the Board of Directors of the Company and by the affirmative vote of the holders of two-thirds of the voting shares other than shares beneficially owned by the interested shareholder, the Purchaser will be unable to effect a merger with the Company until three years after such determination date and will be prevented from engaging, or causing the Company to engage, in certain transactions during such period.

            The foregoing description of the Virginia Affiliated Transactions Statute is qualified in its entirety by reference to the Virginia Affiliated Transactions Statute.

      (c) Virginia Control Share Acquisitions Statute.

            Under certain circumstances, the Virginia Control Share Acquisitions Statute (Article 14, Va. Code Secs. 13.1-728.1 et seq.) (the "Virginia Control Share Acquisitions Statute") may have the effect of eliminating all voting rights attached to shares acquired by the Purchaser, and may subject such shares to redemption by the Company.

            In summary terms, a "control share acquisition" is the direct or indirect acquisition, other than an "excepted acquisition" (as defined in the Virginia Control Share Acquisitions Statute), by any person of "beneficial ownership" (as defined in the Virginia Control Share Acquisitions Statute) of shares of the Company that, except for the Virginia Control Share Acquisitions Statute, would have voting rights and would, when added to all other shares of the Company which then have voting rights and are beneficially owned by such person, cause such person to become entitled, immediately upon acquisition of such shares, to vote or direct the vote of, shares having voting power within any of the following ranges of the votes entitled to be cast in an election of directors: (i) one-fifth or more but less than one-third of such votes; (ii) one-third or more but less than a majority of such votes; or (iii) a majority or more of such votes.

            Pursuant to the Virginia Control Share Acquisitions Statute, shares acquired in a control share acquisition have no voting rights unless voting rights are granted by resolution of the shareholders of the Company. For such a resolution to be adopted, it must be approved by a majority of all the votes which could be cast in a vote on the election of directors by all the outstanding shares other than "interested shares." Interested shares are not entitled to vote on the resolution and, for purposes of determining whether a quorum exists, are disregarded. "Interested shares" means the shares of the Company the voting power of which in an election of directors may be exercised or directed by any of the following persons: (i) a person who has made or proposes to make a control share acquisition (an "acquiring person") with respect to a control share acquisition, (ii) any officer of the Company, or (iii) any employee of the Company who is also a director of the Company.

            An acquiring person may, after any control share acquisition or before any proposed one, deliver a control share acquisition statement to the Company setting forth, among other things, certain information regarding the acquiring person, its holdings of shares of the Company and details of such person's control share acquisition or proposed control share acquisition. If the acquiring person so requests at the time of delivery of a control share acquisition statement and gives an undertaking to pay the Company's expenses of a special meeting, within ten (10) days thereafter the directors of the Company shall (subject to certain limited exceptions) call a special meeting of shareholders for the purposes of considering the voting rights to be granted the shares acquired or to be acquired in the control share acquisition. Such a special meeting shall be held within fifty days after receipt by the Company of such request (subject to certain conditions and notice requirements set forth therein).

            Although the Purchaser has stated in the Offer to Purchase that it and its affiliates may acquire additional shares of the Common Stock, the Purchaser and/or its affiliates must make a "control share acquisition" in order for this statute to be applicable to the Purchaser's shares of Common Stock.

            The foregoing description of the Virginia Control Share Acquisitions Statute is qualified in its entirety by reference to the Virginia Control Share Acquisitions Statute.

      (d) Litigation.

            There is currently no pending litigation filed against the Company or by the Company in connection with the Offer. There is, however, other pending litigation against the Company.

            On July 29, 1996 ILM I Lease Corporation ("Lease I") and ILM Holding, Inc. ("ILM Holding"), a subsidiary of the Company (collectively for this discussion, the "Companies") terminated the property management agreement ("Agreement") with Angeles Housing Concepts, Inc. ("AHC") covering the eight senior housing facilities (the "Senior Housing Facilities") then leased by the Companies. Such Agreement was terminated for cause pursuant to Sections 1.05(a)(i), (iii) and (iv) of the Agreement. Simultaneously with the termination of the Agreement, the Companies, together with certain affiliated entities, filed suit against AHC in the United States District Court for the Eastern District of Virginia for breach of contract, breach of fiduciary duty and fraud (the "Virginia Litigation"). In November 1996, AHC filed with Virginia District Court an Answer in response to the litigation initiated by the Companies and a Counterclaim against ILM Holding. The Counterclaim alleges that the Agreement was wrongfully terminated for cause and requested damages which include the payment of the termination fee in the amount of $750,000, payment of management fees pursuant to the Agreement from August 1, 1996 through October 15, 1996, which is the earliest date that the Agreement could have been terminated without cause, and recovery of attorney's fees and expenses. The aggregate amount of damages against all parties are requested in AHC's Counterclaim exceeds $2,000,000. The Company has guaranteed the payment of the termination fee at issue in these proceedings to the extent that any termination fee is deemed payable by the court and in the event that Lease I fails to perform pursuant to

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its obligations under the Agreement. On June 13, 1997 and July 8, 1997, the court issued orders purporting to enter judgement against the Company and ILM II in the amount of $1,000,000 (the "Orders"). On July 10, 1997, the Company, ILM II, Lease I and ILM II Lease Corporation ("Lease II") filed a notice of appeal to the United States Court of Appeals for the Fourth Circuit from the Orders.

            On February 4, 1997, AHC filed a complaint in the Superior Court of the State of California against Capital Senior Living, Inc., an affiliate of Capital Senior Management 2, Inc. ("Capital"), the Company's property manager, Lawrence A. Cohen, a director and the President and Chief Executive Officer of the Company, and others alleging that the defendants intentionally interfered with AHC's Agreement (the "California Litigation"). The complaint sought damages of at least $2,000,000. On March 4, 1997, the defendants moved the case to the Federal District Court in the Central District of California. At a Board meeting on February 26, 1997, the Company's Board of Directors concluded that since all of Mr. Cohen's actions relating to the California Litigation were taken either on behalf of the Company under the direction of the Board or as a PaineWebber employee, the Company or its affiliates should indemnify Mr. Cohen with respect to any expenses arising from the California Litigation, subject to any insurance recoveries for those expenses. The Company's Board also concluded that, subject to certain conditions, the Company or its affiliates should advance up to $20,000 to pay reasonable legal fees and expenses incurred by Capital in the California Litigation. Subsequently, the boards of directors of Lease I and Lease II voted to increase the maximum amount of the advance to Capital to $100,000. By the end of November 1997, Capital had incurred $100,000 of legal expenses in the California Litigation. On February 2, 1998, the amount to be advance to Capital was increased to include 75% of the California Litigation legal fees and costs incurred by Capital for December 1997 and January 1998, plus 75% of cash legal fees and costs incurred by Capital thereafter, not to exceed $500,000. The Company intends to vigorously defend its interests in the Virginia Litigation.

            On May 8, 1998, Andrew A. Feldman and Jeri Feldman, as Trustees for the Andrew A. & Jeri Feldman Revocable Trust Dated 9/18/90, commenced a purported class action on behalf of that trust and all other shareholders of the Company and ILM II in the Supreme Court of the State of New York, County of New York against the Company, ILM II and the directors of both corporations. Andrew
A. Feldman and Jeri Feldman, as Trustees for the Andrew A. & Jeri Feldman Revocable Trust Dated 9/18/90, on behalf of themselves and other similarly situated, v. Lawrence A. Cohen, Jeffry R. Dwyer, J. William Sharman, Jr., Carl
J. Schramm, Julien G. Redele, ILM Senior Living, Inc. and ILM II Senior Living, Inc. (N.Y. Sup. Ct. N.Y. County). The class action complaint alleges that the directors engaged in wasteful and oppressive conduct and breached fiduciary duties in preventing the sale or liquidation of the assets of the Company and ILM II, diverting certain of the funds' assets and changing the nature of the Company and ILM II. The complaint seeks damages in an unspecified amount, punitive damages, the judicial dissolution of the Company and ILM II, an order requiring the directors to take all steps to maximize shareholder value, including either an auction or liquidation, and rescinding certain agreements, and attorneys' fees. The Company, ILM II and the directors have not yet been required to respond to the complaint in this action. The Company and ILM II believe that the action is without merit and intend vigorously to contest this action.

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      (e) Reporting Requirements.

      The Company has not timely filed all of the reports required to be filed under the Securities Exchange Act of 1934 and has not yet filed a quarterly report on Form 10-Q for the quarter ended February 28, 1998.

Item 9. Materials to Be Filed as Exhibits.

            Exhibit 1 Excerpts from the Company's Proxy Statement for the Annual Meeting of Shareholders to be held on July 7, 1998.

            Exhibit 2   Letter to Shareholders dated June 17, 1998.

            Exhibit 3   Opinion of Schroder & Co. Inc. dated June 17, 1998.


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

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 1998

                                    ILM SENIOR LIVING, INC.


                                    By: /s/ Lawrence A. Cohen
                                        ---------------------
                                        Lawrence A. Cohen
                                        President and Chief Executive Officer

                                  EXHIBIT INDEX

Exhibit No.                   Description
-----------                   -----------

1 Excerpts from the Company's Proxy Statement for the Annual Meeting of Shareholders to be held on July 7, 1998.

2                 Letter to Shareholders dated June 17, 1998.

3                 Opinion of Schroder & Co. Inc. dated June 17, 1998.